Transaction Overview

$225 Million

Termination Fee:

$6.45 Billion

Total Transaction Value:

$18.71

Implied Per Share Value:

4th Quarter 2005

Expected Closing:

0.45 WaMu shares

Consideration Value:

89% Washington Mutual Stock / 11% Cash

Consideration Mix:

None

Caps and Collars:

10.7x 2006 GAAP EPS

1.93x 3/31/05 Book Value

Implied Transaction Multiples:

Tax-free reorganization; except for cash received

Tax Treatment:

Completed

Due Diligence:

Regulatory and Providian shareholder approval

Approvals:

Top managers have been retained

Management Strategy:

Note:  Implied values based on WaMu’s closing price of $41.57 on Friday, June 3, 2005.

Providian Overview

Providian Financial Corporation

Headquartered in San Francisco – approximately 3,150 employees and 6 locations across the U.S.

Top ten bankcard issuer

Approximately 10 million customer
relationships

$18.6 billion in total managed receivables
at Q2 2005

Providian Annotated Stock Price Chart
January 1, 2001 – Announcement

Source: Powerdata and Providian’s press releases.

Note:  Market capitalizations based on diluted shares outstanding.

        13.0%

       15.0%

       15.0%

        15.0%

       15.0%

       25.0%

LTG

          1.9

         1.8

         1.5

          0.9

         0.5

         8.1

Price / TBV

        10.4x

       24.3x

       17.1x

         9.5x

       18.7x

       17.1x

Price / FY2

    $17.96

   $16.54

   $11.63

     $6.49

     $3.55

   $57.50

Share Price

    $6,194

  $5,618

  $3,662

   $1,877

   $1,006

 $17,120

Mkt. Cap

6/3/05

2004

2003

2002

2001

2000

Year Ended December 31,

(Dollars in millions, except per share data)

Summary Financial Results

Note:  2005Q1 and 2005Q2 Receivables Growth represent annualized quarter over quarter growth.  2005Q1 and
2005Q2 Fee and Finance Charge Yield, ROAMA, ROACE are all annualized.

(1)

2004 ending managed receivables adjusted for approximately $450mm of assets held for securitization.

(2)

Calculated as managed net interest income and fee income divided by average managed receivables.

(3)

2002-2004 numbers are all post restatements as disclosed in 2004 10-K.  2002 adjusted for restructuring charges of $16.7mm ($0.06 per share) and if $34.5mm tax benefit in 2004 was reversed, net income would have been $347mm with EPS of $1.09.

Providian Profile

National marketing program

Full spectrum focus

Broad product array

Data driven strategy

Multi-channels

Balanced result

National marketing program

Full spectrum focus

Co-branded and affinity

Limited # of partners

Proprietary and cooperative
issuance

Balanced result

Partnership Marketing

Providian Marketing

Current Two-Pronged Strategy

Providian’s Focus on the Broad Middle Market

Source: Providian Prospect Database.

FICO Scores

12/31/03

3/31/04

6/30/04

9/30/04

12/31/04

Note:  Receivables on a managed basis.

Providian  – Return to Asset Growth
($ in millions)

12/31/02

Providian’s Improving Credit Performance

($ in millions)

($ in millions)

Managed Delinquencies

Managed Net Credit Losses

Providian Has a Proven Management Team

Farella, Braun & Martel

11 years

10+ years

Vice Chairman – Enterprise Risk
Management, Chief Legal Officer,
and Secretary

Ellen Richey

California Federal Bank
Ford Motor Company

13 years

2½ years

Vice Chairman and Chief Human
Resources Officer

Richard Leweke

Fleet Credit Card
Household Credit Services

25+ years

3½ years

Vice Chairman – Operations &
Technology

Susan Gleason

Industry Experience

Industry
Experience

Years with
Providian

Position

Name

Fleet Credit Card
Household Credit Services
Fair, Isaac and Company
Citigroup

20+ years

3½ years

Vice Chairman – Marketing and
Strategic Planning

Warren Wilcox

Fleet Credit Card
PNC National Bank
Household Credit Services
American Express
Citicorp

19+ years

3 years

Vice Chairman – Credit and
Collections

Chaomei Chen

First USA Bank
Citibank

20 years

3½ years

CFO and Vice Chairman

Anthony Vuoto

Fleet Credit Card – CEO and Chairman (1997–2001)
Household Credit Services – Head of credit card
operations; various executive positions

21 years

3½ years

President, CEO and Chairman

Joseph
Saunders

Operating Environment

Strategic Issues Potentially Impacting
Providian’s Operating Environment

Shrinking universe of potential buyers

Acquisition Interest

Reduced valuations and volatile peer stock prices

Declining rate of improvement in charge-offs and excess spread

Equity Market

Under Capital Plan since 2001; bank regulators maintain oversight

Maintenance of excess capital and liquidity

Regulatory Issues

Funding costs remain higher and more volatile than competitors

Funding Costs

Comment

Issue

Industry concentration

Scale and credit ratings of competitors

Declining response rates

Competitive
Environment

Top U.S. Credit Card Issuers
Historical Market Shares
($ in billions)

Source: The Nilson Report

1 General purpose cards only, excludes private label cards.

            105

             56

Top 10 Issuers

               78

             42

Top 5 Issuers

         $187

          100%

Total

               82

             44

Others

                 4

               2

Bank of New York

     10

                 4

               2

NationsBank

       9

                 6

               3

Bank of America

       8

                 6

               3

Chemical Bank

       7

                  7

               4

First Chicago

       6

                 7

               4

MBNA

       5

                 9

               5

Chase Manhattan

       4

               11

               6

Discover

       3

               19

             10

American Express

       2

            $32

             17%

Citibank

        1

Outstandings1

Market Share

Name

Rank

Market Share in 1990

               11

               2

US Bancorp

    10

            135

             19

JPM Chase

       2

            629

             91

Top 10 Issuers

            511

             73

Top 5 Issuers

         $707

          100%

Total

               79

               9

Others

               13

               2

Wells Fargo

       9

               19

               3

Providian

       8

               29

               4

HSBC / Metris

       7

               46

               7

Discover

       6

               53

               8

Capital One

       5

               64

               9

American Express

       4

            116

             16

Citigroup

       3

       $143

             21%

B of A / MBNA

        1

Outstandings1

Market Share

Name

Rank

Market Share in 2004

U.S. Credit Card Receivables Growth

Bank Card Managed Receivables

Private Label Managed Receivables

Source:  The Nilson Report

Projected CAGR to 2007 = 6.8%

0

20

40

60

80

100

120

$140

1995

1996

1997

1998

1999

2000

2001

2002

2003

Total Private Label Mgd. Receivables

Annualized Decline = (1.8%)

Top U.S. Credit Card Issuers
Scale and Financial Strength at Announcement
($ in billions)

Source: Company filings, SNL DataSource, and The Nilson Report

Note:  Market data as of 3-Jun-2005.  Financial data as of 31-Mar-2005.  Credit card data as of 31-Dec-2004.

1 Assumes issue size of $500mm.

2 Capital One pro forma for acquisition of Hibernia.

3 Credit spreads at the bank level.

4 Includes J.P. Morgan Chase, Citigroup, Bank of America, HSBC, Wells Fargo.

5 Includes MBNA and Capital One.

Top U.S. Credit Card Issuers
Leverage and Liquidity at Announcement

Source: Company filings and SNL Datasource

Note:  Data as of 31-Mar-2005.

1 Second number for monolines represents (TCE + Reserves) / TMA.

2 Based on cost of interest-bearing liabilities.

3 Refers to on-balance sheet liabilities.

4 Capital One pro forma for acquisition of Hibernia.

5 Includes J.P. Morgan Chase, Citigroup, Bank of America, HSBC, Wells Fargo.

6 Includes MBNA and Capital One.

PVN

KRB

COF

PVN

KRB

COF

1H 2005 (Annualized)

FY 2004

Net Charge Offs / Average Managed Receivables

Source: Company financials

Providian’s Comparative Credit Performance

Strategic Rationale

WaMu Profile

Leading retailer of financial services for consumers and small businesses

Well positioned in key growth markets

Innovative and successful retail bank

Top tier prime and non-prime mortgage lender

Nation’s leading multi-family lender

Strong track record in credit risk management

Attractive history of dividend growth

Building momentum in productivity and efficiency

National Multi-Channel Distribution Network

Retail Mortgage Lending

Wholesale, Correspondent
and/or Consumer Direct
Mortgage Lending

Multi-Family Markets

1,968 Retail Banking Stores

341 Retail Mortgage Offices

40 Mutli-family Lending Offices

3,389 ATMs

Online Banking: wamu.com

Retail Banking and Home
Loan Offices in 29 of top 50
MSAs

Note: As of 3/31/2005

Strategic Issues Potentially Impacting
Providian’s Operating Environment

Shrinking universe of potential buyers

Acquisition Interest

Reduced valuations and volatile peer stock prices

Declining rate of improvement in charge-offs and excess spread

Equity Market

Under Capital Plan since 2001; bank regulators maintain oversight

Maintenance of excess capital and liquidity

Regulatory Issues

Funding costs remain higher and more volatile than competitors

Funding Costs

Comment

Issue

Industry concentration

Scale and credit ratings of competitors

Declining response rates

Competitive
Environment

WaMu

Solves

Focused Credit Card Lender to

Mainstream America

Leading National Financial Retailer
to the Broad Middle Market

6th Largest
Retail Bank

9th Largest
Credit Card
Company

Strengthens WaMu’s leadership position with middle market consumers

Accelerates card growth through WaMu’s national distribution and customer base

Builds on WaMu’s payments position in debit cards (#3)

Strong card platform with proven management team

Diversifies portfolio and earnings

Improves risk-adjusted profitability and adds recurring fee income

Turn-key transaction: low risk execution and good cultural fit

Significant funding and capital advantages for Providian’s card business

Financially attractive transaction

Strategically Compelling Combination

Potential Revenue Opportunities from
Combined Operations

Note:  Data as of March 2005.

11.7M Retail and Mortgage
Households

1,968 Retail Banking Stores

9.2M Debit Cards

$136B Retail Deposits

$46B Home Equity

2.1M On-line Retail
Customers

9.4M Credit Cards

Sophisticated Direct Mail

Partnership Networks

Strong Web Presence

Rewards Program

Providian Diversifies WaMu’s Loan Portfolio

WM Standalone – $214B

Note: As of 3/31/2005

1 Includes Providian managed credit card receivables.

WM Pro Forma with Providian – $232B

Low Risk Execution and Good Cultural Fit

No distraction to WaMu’s ongoing business initiatives

Continuity of strong Providian management team

Joe Saunders to lead business

Top managers have been retained

Plans in place to retain substantially all employees

Operate Providian as fourth major business unit of WaMu

Reporting to President and COO, Steve Rotella

Include Providian team on key governance committees

Merge Providian National Bank into Washington Mutual Bank

Process & Governance

Providian Board

Independent

Consists of nine members, all of whom (other than CEO Saunders) are independent within the meaning of the NYSE rules, and three of whom are “audit committee financial experts” under the criteria adopted by the SEC

Accomplished

Members bring to bear a wide range of distinguished and accomplished backgrounds, including careers both within and without the financial institutions industry. Many of the directors also have significant public company board experience

Dedicated

Board has been dedicated and involved beyond the level of the typical board member.  The board, many of whom joined in the wake of Providian’s 2001 financial and regulatory crisis, has been actively involved in overseeing
Providian’s recovery, its regulatory relationships, and its business strategies and operations.  In 2003 and 2004, the
Providian board held 22 board meetings, 23 audit/compliance committee meetings, 16 human resources/compensation committee meetings and 12 nominating/ governance committee meetings; during the period
January through July of 2005, Providian has held 9 board meetings, 6 audit/compliance committee meetings, 5 human resources/compensation committee meetings and 3 nominating/governance meetings.  Director attendance for this period has been a remarkable 96%

Aligned with Stockholders

Board interests are highly aligned with those of its stockholders, with the non-employee board members having beneficial ownership of 815,551 shares of Providian common stock and stock options with respect to 358,739 shares.
Under the stock ownership guidelines established by the human resources/compensation committee, non-employee directors are encouraged to hold Providian common stock in an amount equal to five times their annual base retainer.
Directors have until January 1, 2008 or, if later, the five year anniversary of their initial appointment or election to the
Board to meet the targeted stock ownership levels.  Currently, six of the company’s eight non-employee directors meet or exceed their target stock ownership levels

Director Biographies

John L. Douglas, 54

Mr. Douglas has been a director since 2003.

Partner, Alston & Bird LLP, a law firm, from 1983 to 1987 and from 1990 to present and Chairman of its Financial
Services Group from 1993 to present.

From 1987 to 1989, Mr. Douglas served as General Counsel for the Federal Deposit Insurance Corporation.

Richard D. Field, 64

Mr. Field has been a director since 2002.

Private investor from 1997 to present.

Senior Executive Vice President and Policy Committee member, The Bank of New York Co., Inc., from 1987 to
1997.

Chairman of MasterCard International's U.S. board of directors from 1994 to 1997.

Other directorships: Electronic Clearing House, Inc.

Robert J. Higgins, 59

Mr. Higgins has been a director since 2002.

Private investor from 2001 to present.

Director of Administration, State of Rhode Island Department of Administration, from January 2003 to December
2003.

President, Consumer Banking and Investment Services, FleetBoston Financial Corporation, from 2000 to 2001.

President, Commercial and Retail Banking, FleetBoston Financial Corporation, from 1999 to 2000.

President and Chief Operating Officer, Fleet Financial Group, FleetBoston Financial Corporation, from 1997 to
1999.

Other directorships: JP Morgan Funds (a registered investment company)

Director Biographies (cont.)

James P. Holdcroft, Jr., 50.

Mr. Holdcroft has been a director of Providian since 2003.

Private investor from July 2004 to present and from 2002 to 2003. Managing Director, General Atlantic Partners,
LLC, a private equity firm, from January to June 2004.

Managing Director and Principal, Lehman Merchant Banking Partners, from 1999 to 2002.

Chief Financial Officer and Chief Legal Officer, Optimark Technologies, during 1999.

Executive Vice President and Consultant, Republic New York Corporation, from 1991 to 1999.

Francesca Ruiz de Luzuriaga, 51

Mr. Luzuriaga has been a director since 2002.

Independent business development consultant from 2000 to present.

Chief Operating Officer, Mattel Interactive, a business unit of Mattel, Inc., a toy manufacturer, from 1999 to 2000.

Executive Vice President, Worldwide Business Planning and Resources, from 1997 to 1999, and Chief Financial
Officer, Mattel, Inc. from 1995 to 1997.

Other directorships: OfficeMax Inc. (formerly known as Boise Cascade Corporation)

F. Warren McFarlan, D.B.A., 67

Mr. McFarlan has been a director since 1997.

Professor, Harvard Business School, from 1973 to present; Senior Associate Dean, Harvard Business School, from 1991 to 2004; Director of External Affairs, Harvard Business School, from 1995 to 1999; Director, Asia-
Pacific Initiative at Harvard Business School, from 1999 to 2004; member of the Harvard University faculty from
1964 to present.

Other directorships: Computer Sciences Corporation, Li and Fung Limited, and Investools Inc.

Director Biographies (cont.)

Ruth M. Owades, 56

Ms. Owades has been a director of Providian since 1998.

President, Owades Enterprises, a consumer marketing enterprise, from 2002 to present.

Chairman and Chief Executive Officer, Calyx & Corolla, a fresh flower catalog company, from 1988 to 2001.

Other directorships: J. Jill, Inc. and Armstrong Holdings

Jane A. Truelove, 52

Ms. Truelove has been a director since 2002.

Private Investor

Senior Vice President and Regional General Manager, Fidelity Investments, from 1990 to 1999.

Member of the Board of Governors from 1997 to 2003, Development Committee Chair from 2002 to 2003, Board
Chair from 2001 to 2002, and Secretary from 2000 to 2001, New Hampshire Public Television.

Chair, Electronic Government Committee, State of New Hampshire Information Technology Strategic Planning
Commission, from 2000 to 2001.

Trustee, St. Anselm College, from 1997 to present.

Joseph W. Saunders, 59

Mr. Saunders has been president and chief executive officer since November 2001, and Chairman of the Board since May 2002.

Chairman and Chief Executive Officer of Fleet Credit Card LLC from 1997 to November 2001.

Prior to that, Mr. Saunders was head of credit card operations at Household Credit Services and held various executive positions at Household International, Inc. over a 12-year period.

Member of the Board of Directors of Visa U.S.A. Inc.

Process Reflects “Best Practices” for Merger

From time to time, Providian’s management, board of directors and its financial advisors have discussed, explored and assessed various strategic options available to Providian

Prior discussions have included the possibility of business combinations involving Providian and other financial institutions, particularly in view of:

Increasing competition in the financial services industry

Consolidation in the credit card industry, specifically, and in financial services, broadly

The on-going impact of regulatory agreements that Providian entered into in 2001 and the related capital plan

In connection with these discussions, Providian and its financial advisors had periodic contacts and discussions with other financial institutions, including WaMu

Providian Board of Directors has been fully engaged throughout process

Background to the Merger

March, 2005:  CEOs Saunders and Killinger meet at an industry conference; have general discussions regarding the financial services industry, including the credit card industry in particular, and their respective companies; they determine that further discussions would be worthwhile

Members of Providian and WaMu management and their financial advisors meet and have informal discussions periodically over the next several weeks

May 4, 2005:  At a meeting of the full Providian Board, management updates directors regarding WaMu interest.  The Board requests further updates, analyses and review of other potential partners

Discussions regarding the potential benefits of a combination of the two companies, as well as potential transaction valuations and preliminary due diligence discussions occur

May 27, 2005:  Providian Board holds special meeting to receive an update regarding the status of WaMu discussions and review valuation matters and Providian and WaMu financial information

At this meeting, Board is advised that WaMu will require executive management retention given that the credit card business would be a new line of business for WaMu

June 2, 2005:  Providian Board receives an additional briefing with further updates and responses to board member questions regarding status of interactions with other potential buyers, further analysis of WaMu and Providian, and further analysis of valuation matters

Mutual due diligence, including on-site diligence, continues

June 4, 2005:  Providian Board meets to discuss and analyze WaMu offer; management and advisors present detailed review of due diligence investigation of WaMu; Board reviews executive retention arrangements; financial advisors present financial analysis of the companies and transaction valuation and deliver fairness opinion to the Board

Following these discussions, and review and discussion among the members of the Providian Board both with advisors present, and then in separate executive sessions, both with and without management, Providian board unanimously approve merger

A list of the material reasons for the board’s approval is included as Appendix A.

Valuation

Indicated Transaction Multiples

Selected Precedent Specialty Finance Transactions
Announced Since 1-Jan-2002
($ in millions)

Source: Company filings, press releases and investor presentations, SDC and SNL DataSource

1 Defined as estimated EPS for fiscal year in which transaction was announced.

2 Reflects premium to Target’s market price one-month before announcement date.

3 Based on investor presentation disclosure ($300 of net premium and $128 of existing equity).

4 LTM net income was negative according to company filings.

5 Purchase price reflects $6 billion upfront plus $2 billion of on-going marketing payments.

Financial Analyst Views on Takeover
Speculation Built into Providian Price

“Risks to our valuation include…….or an acquisition that never materializes” — Wachovia, Joel Houck

“The company would make a very logical acquisition candidate for several larger issuers” — JMP, Donald Destino

“Scarcity value remains high in the domestic credit card market, and we remain convinced that [Providian] will be purchased by a foreign buyer over the next 12-18 months” — Fulcrum, Craig Maurer

“Our belief that [Providian] has a higher likelihood of being sold vis-à-vis COF and KRB” — Piper Jaffray, Robert Napoli

“…improving growth and stabilizing credit outlook should enhance the company’s attractiveness to potential merger partners…” — Prudential, Bradley Ball

“…there is little downside risk to owning the stock, given the acquisition potential…” — FBR, Scott Valentin

“…our 12-month price target remains $16, which includes $1.00 - $1.50 of embedded takeover premium” — Deutsche
Bank, Neil Abromavage

“…we believe [Providian] current share price reflects both its brighter prospects, as well as its potential to be acquired.”
— Matthew Vetto

“We think a combination with a larger player is a possibility” — JP Morgan, Marco Villegas

Transaction Comparison

(0.6)%

17.6%

17.9%

3.1%

0.3%

9.9%

1.6x

16.3x

HSBC /
Metris
4-Aug-2005

(2.0)%

13.6%

   At 31-Dec-2004

(3.1)%

2.3%

      52-Week High

16.0%

10.5%

      YTD Average

29.3%

9.1%

      One Month Average

30.2%

5.8%

      One Week Average

Premiums

23.0%

18.4%

      Premium to Managed
Receivables

3.9x

1.9x

      Price / TBV

12.6x

10.9x

      2006 GAAP P/E

Multiples

Bank of America /
MBNA
30-Jun-2005

Washington Mutual /
Providian
6-Jun-2005

Dividend Discount Analysis

Goldman Sachs and Citigroup performed comparative dividend discount analyses to generate reference ranges for the implied present value per share of WaMu assuming WaMu continued to operate as a standalone company

The reference ranges were determined by calculating the present value of the estimated future dividend stream of WaMu for the years 2005 through 2010, plus the present value of the estimated terminal value of the common stock as of the end of calendar year 2010

Estimated reference ranges for the implied present value per share of WaMu common stock, on a standalone basis, using the following assumptions

IBES EPS estimates for 2005 and 2006 fiscal years

Estimated EPS growth rate at the IBES long-term growth rate of 10% annually (or at alternative long-term growth rates of 9% and 11%) for 2007 through 2011

To the extent that WaMu’s tangible common equity to tangible assets (TCE/TA) ratio exceeded
5.5%, the excess capital would be used to repurchase stock

Increases in the WaMu common stock dividend rate of $0.01 in each quarter over the prior quarter

A terminal value of WaMu common stock at the end of 2010 based on a range of price to earnings multiples of 10x to 12x applied to 2011 projected earning

A range of discount rates of 8% to 10%

The analysis resulted in a reference range for the implied present value per share of WaMu common stock, on a standalone basis, of $48.79 to $60.82 (compared to a price of WaMu common stock as of
June 3, 2005 of $41.57 and as of August 5, 2005 of $42.15)

WaMu Dividend History

Support for the Merger

Financial Analyst Support for the Merger

“However, we believe PVN's share price already reflected some amount of acquisition premium, given the long-running speculation regarding a sale of the company. The purchase price equated to a 17% premium-to-receivables, which was slightly above our expectations for the PVN portfolio” — FBR,
Scott Valentin

“Based on our initial analysis, we believe the deal is roughly in line with the average 15% premium to managed receivables paid in similar transactions.”
— Deutsche Bank, Neil Abromavage

“The deal appears to be a 15% premium on receivables. However, we were speculating that a buyer would not pay for PVN's legacy assets which the company is trying to run-off the books because of the poor credit quality of the portfolio.  Therefore, WAMU most likely paid more than a 20% premium for the attractive assets on the books, a decent deal for PVN shareholders.” — Fulcrum, Craig Maurer

“Upside was limited at this stage simply due to the fact that the prospect of a takeout had been fully price into the stock, in our opinion. PVN’s management did a great job of bringing the company back from the bottom. Taking the stock to even higher levels as a stand-alone issuer in this highly competitive credit card market would have been a difficult second act.” — Jefferies & Company, Inc., Richard Shane

“We estimate that the total purchase price paid represents approximately a 20% premium to receivables, which seems to be at the high end based on recent acquisitions.” — Bear Stearns, David Hochstim

“By selling now, it appears to us that PVN is opportunistically monetizing the significant recovery in credit quality that the management team has produced.
Given the valuation on the deal (17.5% portfolio premium, 2x book, 10.7x ’06 consensus EPS), we think it is unlikely that competing bidders will emerge, and that the deal will close as scheduled.” — Citigroup, Matthew Vetto

“WM is paying a full price, in our opinion, for PVN, a company not long removed from almost terminal difficulties. Based on WM's stock price before the deal was announced, WM paid about a 17.6% premium to receivables and 10.7x our forecasted 2006 EPS. This compares to a current premium to receivables valuation of 12.2% and a P/E ratio of 9.4x for an industry leader, Capital One, that has consistently strong performance.” — Piper Jaffray, Robert Napoli

“Though the low premium to Friday's close may engender speculation about rival bids emerging for PVN, the company's longstanding openness to a sale (or at least investors' perception of such) seems to cut against this notion (also. the 17.4% imputed premium to receivables is consistent with the 10-20% premium that credit card portfolios have commanded).” — Goldman Sachs, Michael Hodes

Recent Announcements

Providian Q2 2005 Earnings

EPS of $0.67 vs. consensus EPS of $0.40

Managed receivables growth of  7.7% over Q2 2004

Net Revenues of $610.3 million compared to $516.7 million in Q2
2004

Net credit loss rate was 8.31% vs. 12.53% in Q2 2004

Washington Mutual Q2 2005 Earnings

Net Income of $844 million vs. $489 million in Q2 2004

EPS of $0.95 vs. consensus EPS of $0.84

Total Assets grew to $323.5 billion from $278.5 billion in Q2 2004

Stock price reaction of 6.2% (7/19 close to 7/22 close)

3 analysts upgraded the stock following the announcement

Stock Price Performance Since
Announcement

Source:  Factset

Appendix A:  Reasons for the Merger

Reasons for the Merger

In reaching its decision to approve and adopt the merger agreement and recommend the merger to its stockholders, the Providian board consulted with Providian’s management, as well as its legal and financial advisors, and considered a number of factors.  The list of factors below is not exhaustive, but includes the material factors considered by the board.  In reaching its decision to approve the merger agreement, the
Providian board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors.  The material factors considered by the
Providian board included:

its knowledge of Providian’s business, operations, financial condition, earnings and prospects, including the challenges presented by the relatively high cost of funding faced by Providian, its non-investment grade debt rating, which subjects it to volatility in the cost of raising money in the capital markets, and the requirements of
Providian’s regulatory agreements entered into in 2001 and the related capital plan;

its knowledge of WaMu’s business, operations, financial condition, earnings and prospects, taking into account the results of Providian’s due diligence review of WaMu;

its knowledge of the current environment in the financial services industry and the credit card industry in particular, including national and regional economic conditions, continued consolidation, in-creased operating costs resulting from regulatory initiatives and compliance mandates, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options, and the historical market prices of Providian’s common stock;

the improvement in funding costs and the reduction of funding risks, including the reduced need for liquidity associated with improved access to diversified funding sources, expected to result from the combination of the two companies;

the complementary strengths of the two financial institutions, and in particular, the expectation that WaMu’s national multi-channel distribution network, marketing expertise and customer base would provide opportunities for growth in Providian’s credit card business;

the complementary fit of the businesses of WaMu and Providian, and the expectation that the merger would entail minimal disruption for Providian’s customers

Reasons for the Merger (cont.)

Citigroup’s written opinion to the Providian board of directors that, as of June 5, 2005, and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth therein, Citigroup’s work described in this document and other factors Citigroup deemed relevant, the merger consideration to be received for each share of Providian common stock pursuant to the merger agreement was fair from a financial point of view to the holders of such shares;

Goldman Sachs’ written opinion to the Providian board of directors that, as of June 5, 2005, and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth therein, the merger consideration to be received by holders of Providian common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders;

the financial terms of the merger, including the fact that, based on the NYSE closing price on the last trading day prior to the execution and announcement of the merger agreement, the implied per share merger consideration value was approximately $18.71; which represented an approximate 4% percent premium over the NYSE closing price of Providian shares on that date, a 9.1% premium over the average closing price of Providian shares on the New York Stock Exchange for the prior month and a 44.7% premium over Providian’s fifty-two week low closing price;

the structure of the merger and the terms of the merger agreement, including the fact that Providian stockholders would receive the merger consideration in a combination of 11% cash and 89% WaMu common stock, and including the merger agreement’s non-solicitation and stockholder approval covenants and provision for the payment of a termination fee of up to $225 million in certain events, which the Providian board of directors understood could limit the willingness of a third party to pro-pose a competing business combination transaction with Providian following execution of the merger agreement;

the expected treatment of the merger as a “reorganization” for United States federal income tax purposes;

the regulatory and other approvals required in connection with the merger and the likelihood such approvals would be received without unacceptable conditions;

Reasons for the Merger (cont.)

the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

the fact that some of Providian’s directors and executive officers have other financial interests in the merger that are in addition to their interests as Providian stockholders, including as a result of employment and compensation arrangements with Providian and the manner in which they would be affected by the merger, as well as the new employment agreements that certain of these persons entered into with WaMu in connection with the merger.